FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, November 19, 2009

FAIRFAX VOLUNTARILY DELISTING FROM NYSE

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announced today its intention to voluntarily delist its subordinate voting shares from the New York Stock Exchange (NYSE).  After the delisting from the NYSE, Fairfax’s subordinate voting shares will continue to be listed on the Toronto Stock Exchange (TSX), where they will be traded in both Canadian and U.S. dollars under the trading symbols FFH and FFH.U, respectively.

“After our recent privatization of Odyssey Re, Fairfax now wholly owns all of its primary businesses and is the largest property and casualty insurance company based in Canada, with worldwide operations in over 50 countries,” said Prem Watsa, Chairman and CEO. “While our decentralized operations have global reach, after reviewing the factors relevant to our continued listing on the NYSE, we determined that our company and its shareholders will be better served by the simplified focus and lower cost resulting from the maintenance of only our original TSX listing. In recent years, as markets have become significantly more global and liquid, our constituents, including shareholders and employees, no longer require multiple listings. The voluntary delisting will have no impact on our ongoing strategic and operating philosophy nor on our very substantial presence in the United States and our presence in the other global markets in which we operate.”

In accordance with the procedures established by the U.S. Securities and Exchange Commission (SEC), Fairfax will file a Form 25 with the SEC on or about November 30, 2009 to effect the delisting, and the delisting is expected to be effective ten days thereafter, on or about December 10, 2009.  The delisting will not affect Fairfax’s continuing obligation to file required reports with the SEC.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:   Greg Taylor, Chief Financial Officer, at (416) 367-4941

                 Media Contact
              Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946